Exhibit 99.1

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 8, 2013 (the “Meeting”). The total number of shares voted was 110,364,710 or 75.22% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the seven nominees was elected to hold office until the next annual meeting of the shareholders or until his successor is elected or appointed. This vote was conducted by a show of hands. The report on proxies indicated:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Pierre Lassonde	101,178,596	97.28%	2,824,172	2.72%
	David Harquail	103,411,959	99.43%	590,810	0.57%
	Derek W. Evans	102,540,920	98.59%	1,461,849	1.41%
	Graham Farquharson	101,725,983	97.81%	2,276,786	2.19%
	Louis Gignac	101,503,071	97.60%	2,499,698	2.40%
	Randall Oliphant	96,414,693	92.70%	7,588,076	7.30%
	The Hon. David R. Peterson	98,872,426	95.07%	5,130,343	4.93%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. This vote was conducted by a show of hands. The report on  proxies indicated “for” 110,057,254 (99.72%) and “withheld” 306,018 (0.28%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted. This advisory vote was conducted by a show of hands. The report on proxies indicated “for” 99,417,066 (95.59%) and “against” 4,585,700 (4.41%).

DATED as of this 9th day of May, 2013.

FRANCO-NEVADA CORPORATION

“Lloyd Hong”
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary